SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

VECTOR GROUP LTD.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

92240M108

(CUSIP Number)

Steven D. Rubin 4400 Biscayne Boulevard, Suite 1500 Miami, Florida 33137 Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108	2

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,883,559 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,883,559 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,883,559 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes 13,415,056 Common Shares of the Issuer held by the Gamma Trust (as defined herein), 2,227,552 Common Shares held by Nevada Trust (as defined herein), 2,227,552 Common Shares to be issued upon the conversion of the 6.75% Note (as defined in Item 4) held by Nevada Trust, and 13,399 Common Shares held by Mrs. Frost (as defined herein).
[2]	The calculation of the percentage is based on (i) 114,500,921 shares as reported in the Issuer’s Current Report on Form 8-K, dated November 14, 2014, filed with the Securities and Exchange Commission on November 17, 2014 and (ii) 2,227,552 Common Shares to be issued upon the conversion of the 6.75% Note held by Nevada Trust.

CUSIP No. 92240M108	3

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,415,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,415,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,415,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[3]	The calculation of the percentage is based on 114,500,921 shares as reported in the Issuer’s Current Report on Form 8-K, dated November 14, 2014, filed with the Securities and Exchange Commission on November 17, 2014.

CUSIP No. 92240M108	4

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,455,104 [4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,455,104 [4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,455,104 [4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%[5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[4]	Includes 2,227,552 Common Shares issuable upon conversion of the 6.75% Note.
[5]	The calculation of the percentage is based on 114,500,921 shares as reported in the Issuer’s Form 8-K, dated November 14, 2014, filed with the Securities and Exchange Commission on November 17, 2014, and (ii) 2,227,552 Common Shares to be issued upon the conversion of the 6.75% Note held by Nevada Trust.

CUSIP No. 92240M108	5

1	NAMES OF REPORTING PERSONS Patricia Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,399 [6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,399 [6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399[6]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[6]	These shares are owned by Mrs. Frost, the spouse of Frost (as defined herein). Frost disclaims beneficial ownership of these shares.
[7]	The calculation of the percentage is based on 114,500,921 shares as reported in the Issuer’s Current Report on Form 8-K, dated November 14, 2014, filed with the Securities and Exchange Commission on November 17, 2014.

SCHEDULE 13D/A

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Fifth Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on July 20, 2006, as amended by Amendment No. 1 thereto filed by Frost, the Gamma Trust, Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”), and Patricia Frost (“Mrs. Frost”) with the SEC on March 24, 2009 and as further amended by Amendment No. 2 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on May 15, 2009, as further amended by Amendment No. 3 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on November 25, 2011, as further amended by Amendment No. 4 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on April 3, 2014 (together, the “Original 13D”) with respect to the common stock, par value $0.10 per share (the “Common Shares”), of Vector Group Ltd., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

All information in this Amendment to the Schedule 13D concerning the Common Shares has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding thereto the following:

On May 11, 2009, the Issuer completed the sale of $50.0 million principal amount of its 6.75% Variable Interest Senior Convertible Note due 2014 (the “6.75% Note”) to Frost Nevada Investments Trust (“the Nevada Trust”) in a private placement. Since the initial issuance of the 6.75% Note on May 11, 2009, the Nevada Trust has converted $25.0 million aggregate principal amount of the 6.75% Note into shares of the Issuer’s Common Shares, pursuant to the terms of the 6.75% Note and, as of the date of this report, $25.0 million aggregate principal amount of the 6.75% Note is outstanding. On November 14, 2014, the 6.75% Note was amended pursuant to that First Addendum to the 6.75% Note dated November 14, 2014, whereby the stated maturity date of the 6.75% Note was extended from November 15, 2014 to February 15, 2015.

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Item 5. Interest in Securities of the Issuer

(a)-(b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons may be deemed to beneficially own Common Shares as follows:

	Number of		Sole or Shared		Sole or Shared		% of Total
Name	Common Shares		Voting		Dispositive		Outstanding
Phillip Frost, M.D.	17,883,559	8 9	Shared	10 12 14	Shared	10 12 14	15.3%[11]
Frost Gamma Investments Trust	13,415,056		Shared	[12]	Shared	[12]	11.7%[13]
Frost Nevada Investments Trust	4,455,104	[9]	Shared	[14]	Shared	[14]	3.8%[11]
Patricia Frost	13,399		Shared	[10]	Shared	[10]	0.01%[13]

(c) The only transactions effectuated within the past 60 days in the Common Shares are set forth in Item 4 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On November 14, 2014, the 6.75% Note was amended pursuant to that First Addendum to the 6.75% Note dated November 14, 2014, whereby the stated maturity date of the 6.75% Note was extended from November 15, 2014 to February 15, 2015.

Item 7. Material to be filed as an Exhibit

Item 7 is hereby amended to add the following:

Exhibit 5—First Addendum to 6.75% Variable Interest Senior Convertible Note (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K, dated November 14, 2014, filed by the Issuer on November 17, 2014).

[8]	Includes 13,415,056 Common Shares held by the Gamma Trust and 13,399 Common Shares held by Mrs. Frost.
[9]	Includes 2,227,552 Common Shares held by the Nevada Trust and 2,227,552 Common Shares issuable upon conversion of 6.75% Note held by the Nevada Trust.
[10]	Common Shares held of record by Mrs. Frost. Frost disclaims beneficial ownership of these shares.
[11]	The calculation of the percentage is based on (i) 114,500,921 shares as reported in the Issuer’s Current Report on Form 8-K, dated November 14, 2014, filed with the Securities and Exchange Commission on November 17, 2014, and (ii) 2,227,552 Common Shares to be issued upon the conversion of the 6.75% Note held by Nevada Trust.
[12]	Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Frost is also the sole shareholder of Frost-Nevada Corporation.
[13]	The calculation of the percentage is based on 114,500,921 shares as reported in the Issuer’s Current Report on Form 8-K, dated November 14, 2014, filed with the Securities and Exchange Commission on November 17, 2014.
[14]	Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.

Name: Phillip Frost, M.D.
Title: Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.

Name: Phillip Frost, M.D.
Title: Trustee

/s/ Patricia Frost
Patricia Frost

8